HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

GARY E. THOMPSON DIRECT DIAL: 804 • 788 • 8787 EMAIL: gthompson@hunton.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

September 25, 2015

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn:	Jay Ingram, Legal Branch Chief

     David Korvin, Staff Attorney

     Mindy Hooker, Staff Accountant

     Kevin Stertzel, Staff Accountant

Re:	Stock Building Supply Holdings, Inc.

    Registration Statement on Form S-4

    Filed August 17, 2015

    File No. 333-206421

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-36050

    ATLANTA    AUSTIN    BANGKOK    BEIJING     BRUSSELS    CHARLOTTE    DALLAS    HOUSTON    LONDON    LOS ANGELES

    McLEAN    MIAMI    NEW YORK    NORFOLK     RALEIGH    RICHMOND    SAN FRANCISCO    TOKYO    WASHINGTON

www.hunton.com

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 001

Securities and Exchange Commission

September 25, 2015

Ladies and Gentlemen:

On behalf of our client, Stock Building Supply Holdings, Inc. (“SBS” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 11, 2015 (the “Comment Letter”), with respect to the above-referenced filings. SBS has also revised its Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act. Please promptly inform C. Lowell Ball, Esq., Stock Building Supply Holdings, Inc., 8020 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617, Phone: (919) 431-1154, of any request for disclosure of the confidential information so that the Company may substantiate its request for confidential treatment under 17 C.F.R. §200.83.

In addition to the electronic filing, we are delivering a hard copy of this letter in unredacted form, along with two (2) courtesy copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on August 17, 2015.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment. All page references in our responses correspond to pages in Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by Barclays and Goldman Sachs that were shared with the SBS and BMC boards and their representatives.

Response: In response to the Staff’s comment, we understand that Greenberg Traurig, LLP, as counsel to Barclays Capital Inc., will make a submission to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, Rule 12b-4 under the Securities Exchange Act of 1934, as amended and Rule 83 of the Rules of Practice of the Commission. Specifically, Greenberg Traurig, LLP will submit to the Staff a copy of the written materials presented by Barclays Capital Inc. to the board of directors of SBS on the following dates: June 19, 2014 (the cover page of the presentation was dated May, 2014), October 10, 2014, March 4, 2015 and March 19, 2015 (the same presentation dated March 4, 2015 was presented at

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 002

Securities and Exchange Commission

September 25, 2015

both meetings), May 6, 2015, May 20, 2015, May 28, 2015, June 1, 2015 and June 2, 2015. The material to be submitted is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

In response to the Staff’s comment, we understand that Cleary, Gottlieb, Steen & Hamilton LLP, as counsel to Goldman, Sachs & Co., has made a submission to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, Rule 12b-4 under the Securities Exchange Act of 1934, as amended and Rule 83 of the Rules of Practice of the Commission. We understand that Cleary, Gottlieb, Steen & Hamilton LLP submitted to the Staff only a copy of the written materials presented by Goldman, Sachs & Co. to the board of directors of Building Materials Holding Corporation (“BMC”) on June 2, 2015. The material submitted is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

2.	Please provide us with a copy of the SBS proxy card with the next amendment.

Response: In response to the Staff’s comment, a copy of the SBS proxy card has been filed with Amendment No. 1. (Exhibit 99.3)

Summary, page 12

3.	Please avoid repeating information in the Q&As and the Summary. These sections should fulfill distinct purposes. Currently, we note disclosure on the following items in both sections:

•	what BMC stockholders will receive in the transaction;

•	treatment of BMC stock plans;

•	conditions to completion of the merger;

•	termination of the merger agreement; and

•	appraisal rights.

Response: In response to the Staff’s comment, the disclosure in “Questions and Answers About the Merger, the SBS Special Meeting and the BMC Consent Solicitation” and “Summary” has been revised. (Pages 1-9 and 10-21)

Ancillary Agreements, page 15

4.	Please disclose here that 43% of SBS’s outstanding stock has entered into a voting agreement with BMC and 54.5% of BMC’s outstanding stock has entered into a voting agreement with SBS.

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 003

Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment, the disclosure in “Questions and Answers About the Merger, the SBS Special Meeting and the BMC Consent Solicitation”, “Summary—Ancillary Agreements”, “The SBS Special Meeting—SBS Voting Agreement; Voting by SBS’s Directors and Executive Officers”, “BMC Solicitation of Written Consents—BMC Voting Agreement; Voting by BMC’s Directors and Executive Officers” and “The Merger—SBS’s Reasons for the Merger—Likelihood of Consummation of the Business Combination” has been revised. (Pages 3, 4, 13, 54, 58 and 77)

Opinion of SBS’s Financial Advisor, page 16

5.	Please disclose here that SBS will pay Barclays $7.5 million, including $6.5 million payable contingent upon the completion of the merger.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 14)

Opinion of BMC’s Financial Advisor, page 16

6.	Please disclose here that BMC will pay Goldman Sachs $6 million, with BMC having the discretion to increase this amount by $1 million, all of which is contingent upon the completion of the merger.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 14)

Interest of Executive Officers and Directors in the Merger, page 17

7.	Please quantify the respective aggregate value of the benefits that the SBS and BMC directors and executive officers will receive as a result of their interests in the merger.

Response: In response to the Staff’s comment, the disclosure in “Summary—Interests of Directors and Executive Officers in the Merger” and “The Merger—Interests of Directors and Executive Officers in the Merger” has been revised. (Pages 15, 99 and 100 )

Risk Factors, page 35

SBS and BMC will each incur significant transaction…, page 40

8.	Please disclose the estimated “significant transaction and merger-related transition costs” SBS and BMC expect to incur as a result of the merger.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 38)

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 004

Securities and Exchange Commission

September 25, 2015

The merger may not be accretive…, page 45

9.	Please disclose here or in an appropriate section the anticipated amount of accretion per share of the combined company.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in “Unaudited Financial Forecasts – Unaudited Financial Forecasts of BMC – SBS’s Consideration of the Unaudited Financial Forecasts of BMC.” The Company has added a cross-reference to this additional disclosure in “Risk Factors— The merger may not be accretive and may cause dilution to the combined company’s earnings per share, which may negatively affect the market price of the combined company’s common stock”. (Pages 43 and 195)

The Merger, page 62

Background of the Merger, page 63

10.	Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating to the merger consideration, particularly with respect to the interests SBS and BMC hold in the combined company. For example, please elaborate on the following:

•	why SBS board’s initial proposal was for a 42% interest in the combined company;

•	the consideration the SBS board gave to the fact that SBS shareholders will lose majority ownership; and

•	why BMC board’s originally concluded that the transaction would be “worthwhile if BMC’s stockholders received shares representing at least 62% of the combined company’s common stock.”

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 61-73)

11.	Please elaborate on the nature of the synergies that the parties discussed at various meetings. We note that page 17 of your investor presentation - filed on Form 8-K on June 3, 2015 - states that there are “[h]ighly identifiable and achievable cost savings” and identifies how these synergies will be achieved.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 70 and 71)

12.	Please briefly discuss how Mr. Rea came into contact with Parties A and B.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 65)

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 005

Securities and Exchange Commission

September 25, 2015

13.	Please briefly describe the discussions related to negotiating the termination fee from 4% to 3.5%.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 69-71)

14.	Please include BMC’s and SBS’s respective discussions related to the restriction of both parties ability to solicit superior proposals.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 69 and 70)

15.	We note references to work performed by Alvarez & Marsal and Charles River Associates. Please elaborate on the work performed by each of these firms and tell us whether they prepared a report, opinion, or appraisal, as that term is used in Item 4(b) of Form S-4.

Response: BMC retained Alvarez & Marsal to work with BMC management to review the process of developing an integration framework and to analyze potential synergies with respect to a potential transaction. SBS and BMC jointly retained Charles River Associates to conduct due diligence with respect to certain competitively sensitive matters and assist SBS’s and BMC’s management teams in analyzing potential synergies with respect to a potential transaction.

In response to the Staff’s comment, we confirm that the Company has provided summaries meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A of all reports, opinions and appraisals materially related to the transaction. Specifically, the fairness opinions received by SBS and BMC from Barclays Capital Inc. and Goldman, Sachs & Co., respectively, have been described in appropriate detail pursuant to Item 1015(b) of Regulation M-A in the subsections of the Registration Statement entitled “Opinion of SBS’s Financial Advisor” beginning on page 79 of Amendment No. 1 and “Opinion of BMC’s Financial Advisor” beginning on page 94 of Amendment No. 1. The Company does not believe that any other reports, opinions or appraisals (including the materials developed by Alvarez & Marsal and by Charles River Associates) are material to investors’ decisions on the proposed transaction, and thus the Company has not referred to any other such reports, opinions or appraisals in the prospectus, and no other reports, opinions or appraisals are required to be included in the Registration Statement pursuant to Item 4(b).

SBS’s Reason for the Merger, page 74

Significant Potential Synergies, page 76

16.	Please disclose here that the estimated cost to achieve these anticipated synergies does not include transaction costs.

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 006

Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment, the Company has provided additional disclosure in “Risk Factors—SBS and BMC will each incur significant transaction and merger-related transition costs in connection with the merger” and “The Merger—SBS’s Reasons for the Merger—Financial Considerations—Significant Potential Synergies”. (Pages 38 and 75)

Strong Financial Position, page 76

17.	Please revise your disclosure to provide additional clarification as to the meaning of a “strong balance sheet.”

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 75)

Opinion of SBS’s Financial Advisor, page 80

18.	We note that Barclays performed comparable companies analyses for SBS and BMC, as well as a precedent transaction analysis. Please revise the disclosure in this section to provide the following:

•	disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

•	disclose the size of each transaction, or the range of each transaction in the precedent transactions analysis.

Response: In response to the Staff’s first bullet point comment, the Company supplementally advises the Staff that no companies meeting the criteria indicated in the joint proxy and consent solicitation statement/prospectus were excluded from the selected comparable companies analysis and no transactions meeting the criteria indicated in the joint proxy and consent solicitation statement/prospectus were excluded from the selected precedent transaction analysis. In response to the Staff’s second bullet point comment, the disclosure has been revised. (Page 85)

BMC’s Reasons for the Merger, page 91

19.	Please revise the third to last bullet point on page 92 to state that the debt ratio will not increase, rather than debt will not increase.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 91)

Opinion of BMC’s Financial Advisor, page 95

20.	Please revise your disclosure on page 100 to provide a complete qualitative and quantitative description of the fees received by Goldman Sachs for services provide to BMC and its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 007

Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 99)

Board Composition and Management of the Combined Company After the Merger, page 107

21.	Please revise your disclosure to include the information required by Items 402 and 404 of Regulation S-K for the officers and directors of BMC who will serve as directors or executive officers of the combined company. See Item 18(a)(7)(ii-iii) of Form S-4.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 197-205)

Material U.S. Federal Income Tax Considerations, page 111

22.	If Kirkland & Ellis LLP intends to provide BMC a short-form tax opinion, please revise the first sentence to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material tax considerations of the merger.

Response: In response to the Staff’s comment, the disclosure has been revised to reflect that the opinion set forth in the prospectus is the opinion of BMC’s tax advisor and independent auditor and that KPMG LLP, rather than Kirkland & Ellis LLP, will provide such tax opinion. (Page 110)

23.	Please advise us or remove the reference to the “customary factual assumptions” that the tax opinion will be based on.

Response: In response to the Staff’s comment, the disclosure has been revised to include a reference to Exhibit 8.1, which will be filed in a subsequent amendment to the Registration Statement. The tax opinion will set forth any underlying “customary factual assumptions.” (Page 111)

The Merger Agreement, page 115

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement, page 115

24.	We note your disclosure that “information concerning the subject matter of the representations and warranties… may have changed after the date of the merger agreement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 008

Securities and Exchange Commission

September 25, 2015

Response: The Company acknowledges this comment and confirms its understanding of the Staff’s position with regards to this comment.

Indebtedness, page 133

25.	Please disclose here and on page 171 that there is $250 million outstanding under the senior notes.

Response: In response to the Staff’s comment, the disclosures have been revised. (Pages 133 and 173)

Historical Cash Flow Information, page 169

26.	Please revise your filing to provide a more robust discussion regarding the reasons for the changes in working capital.

Response: In response to the Staff’s comment, the disclosure has been revised. (Pages 169-171)

Unaudited Pro Forma Condensed Combined Financial Information, page 177

4. Other Events, page 182

27.	We note that SBS has entered into a commitment letter with Wells Fargo and Goldman Sachs Bank USA, contingent on successful completion of the merger, which will provide the combined company with a $450 million revolving credit facility. Please revise your disclosure to include the expected terms of these new borrowing arrangements, such as interest rates, maturity dates and material financial covenants. Additionally, please tell us what consideration you have given to filing this letter as an exhibit.

Response: In response to the Staff’s comment, the disclosure has been revised and the commitment letter has been filed as an exhibit to the Registration Statement. (Pages 184 and 185); Exhibit 10.41)

7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 184

28.	It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure indicating your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction.

Response: In response to the Staff’s comment, the Company has provided additional disclosure explaining that the preliminary allocation of goodwill to reporting units has not been performed because the determination of reporting units of the combined company has not yet been made. The Company notes that the determination of the combined company’s operating segments, reportable segments and reporting units will be made following the closing of the merger when final decisions have been made regarding the

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 009

Securities and Exchange Commission

September 25, 2015

operating structure of the combined company and its executive officers, among other factors. Furthermore, the Company respectfully directs the Staff to “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Statements—Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments— Goodwill” on pages 187 and 188, where the Company describes the accounting for goodwill subsequent to the closing of the merger.

29.	Please explain to us why you believe adjustment (h) is factually supportable as contemplated under the guidance for Rule 11-02(b)(6) of Regulation S-X. It is unclear how you would have achieved the historical revenues and operating results without the executives and related compensation.

Response: In response to the Staff’s comment, the Company would like to clarify that adjustment (h) is a pro forma balance sheet adjustment by which the Company is reflecting a severance liability for two executives who, as previously announced, will not continue in their roles as executives with the combined company. The Company respectfully directs the Staff to its press release included as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on June 3, 2015, where it was announced that BMC’s current chief executive officer and SBS’s current chief financial officer are expected to continue in those roles with the combined company. Consequently, SBS’s current chief executive officer and BMC’s current chief financial officer will not continue in their roles as executives with the combined company. The terms of each executive’s termination benefits are specified in their respective employment or retention agreements. Given that the termination of these executives is directly attributable to the merger and the payment amounts are factually supportable, the Company believes that a pro forma balance sheet adjustment is appropriate pursuant to Rule 11-02(b)(6) of Regulation S-X. In response to the Staff’s comment, the Company has revised the wording of adjustment (h) to clarify that it has been announced that these executives will not continue in their roles as executives with the combined company. The Company further notes that it has not made adjustments to the pro forma statements of operations to exclude any historical compensation expense related to these executives, as their services were necessary to achieve the historical revenues and operating results of their respective companies. (Pages 188 and 189)

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition – Construction services, page F-7

30.	Please revise your filing to quantify the amount of revenue you recorded under the percentage of completion method in the periods of presented. Additionally, please revise your filing to disclose whether you have experienced material contract losses during the periods presented.

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0010

Securities and Exchange Commission

September 25, 2015

Response: In response to the Staff’s comment related to quantification of the amount of revenue recorded under the percentage of completion method, the disclosure in “BMC Financial Information—Notes to Consolidated Financial Statements—2. Summary of Significant Accounting Policies—Revenue Recognition—Construction Services” on page F-7 of Amendment No. 1 and “BMC Financial Information—Notes to Consolidated Financial Statements—1. Summary of Significant Accounting Policies—Revenue Recognition—Construction Services” on page F-31 of Amendment No. 1 has been revised.

The Company also respectfully directs the Staff’s attention to “BMC Financial Information—Notes to Consolidated Financial Statements—2. Summary of Significant Accounting Policies—Estimated losses on uncompleted contracts and changes in contract estimates” on page F-9 of Amendment No. 1, which discloses the materiality of contract losses in the periods presented therein. In response to the Staff’s comment, the disclosure has been revised to address the impact of estimated losses on uncompleted contracts and the materiality thereof for the year ended December 31, 2012. BMC did not consider estimated losses on uncompleted contracts as material. Further, in response to the Staff’s comment, additional disclosure has been added quantifying the impact of losses on uncompleted contracts for the six months ended June 30, 2015 and June 30, 2014, respectively, in “BMC Financial Information—Notes to Consolidated Financial Statements—1. Summary of Significant Accounting Policies—Estimated losses on uncompleted contracts and changes in contract estimates” on page F-31 of Amendment No. 1.

12. Income Taxes, page F-22

31.	We note that in the three months ended June 30, 2014 you recorded the reversal of your valuation allowance and at December 31, 2014, you continued to conclude that it was more likely than not that all of BMC’s federal deferred tax assets and BMC’s state deferred tax assets would be realized. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that this reversal was appropriate. It appears you may have been in a cumulative three-year net loss position at the time of reversal.

Response: BMC’s deferred tax assets resulted primarily from operating losses and impairments on intangible assets acquired in periods prior June 2014. As of June 30, 2014, net deferred tax assets consisted of:

Category		Amount (USD in 000’s)
		Current	Long-term	Total
Net operating losses	Federal	$—	$30,480	$30,480
Net operating losses	State	—	1,787	1,787
Intangible assets		—	24,842	24,842
Insurance reserve		4,260	7,837	12,097
Others, net		6,218	710	6,928

Total		$10,478	$65,656	$76,134

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0011

Securities and Exchange Commission

September 25, 2015

On June 30, 2014, BMC reassessed its ability to realize these deferred tax assets. As a result of the reassessment, BMC determined that it was more likely than not that the benefits of all of BMC’s federal and state deferred tax assets would be realizable. Accordingly, BMC reversed a valuation allowance of $76.1 million in the second quarter of 2014.

BMC assessed the available positive and negative evidence to estimate whether sufficient future taxable income would be generated to recognize the existing deferred tax assets. A significant element of the objective positive evidence evaluated by BMC was its cumulative pre-tax income over the three-year period ended as of the date of assessment. Such objective evidence supported the ability to consider other subjective evidence, such as BMC’s projections for future growth.

	Amount (USD in 000’s)
		Year ended December 31,
	Six months ended December 31, 2011	2012	2013	Six months ended June 30, 2014	Total pre-tax income for the three years ended June 30, 2014
Pre-tax (loss) income	$(15,905)	$(17,539)	$27,928	$10,806	$5,290

As of June 30, 2014, BMC’s cumulative pre-tax income for the three-year period immediately preceding that date was $5.3 million. The cumulative pre-tax income for the three-year period ending on June 30, 2014, was driven primarily by an increase in sales during the years ended December 31, 2013 and December 31, 2012 compared to prior periods. BMC recorded annual sales of $1,210.2 million in 2013 and $886.7 million in 2012, up from $644.4 million in 2011. Additionally, BMC recorded pre-tax incomes of $27.9 million in 2013 and $10.8 million for the six months ended June 30, 2014. Permanent differences identified in computation of the income tax payable for years 2012 through 2014 were not considered material.

BMC forecasted sales and pre-tax income of $[***] and $[***], and $[***] and $[***], for 2014 and 2015, respectively. The forecasts were based on positive historical trends for 2012 and 2013. The table below provides historical financial information for 2011-2013 and forecasted financial information, as of June 30, 2014, for 2014-2016.

[***] – Confidential material redacted

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0012

Securities and Exchange Commission

September 25, 2015

	Amount (USD in 000’s)
	Historical year ended			Forecast year ended
	2011	2012	2013	2014			2015			2016
Sales	$644,414	$886,740	$1,210,156	$	[***	]	$	[***	]	$	[***	]
Pre-tax (loss) income	(35,445)	(17,539)	27,928		[***	]		[***	]		[***	]

The forecasts were based on continued recovery of the housing industry and improvement in key economic indicators, such as lower mortgage rates and unemployment levels, higher job growth and improvement in credit conditions of BMC’s customers and homebuilders. The housing industry experienced a year of strong growth in 2013, with permits up 19.4%, starts up 18.5% and completions up 17.7% compared to 2012. According to the U.S. Census Bureau, single-family housing starts increased 15% from 2012 to 618,000 units in 2013. Forecasts for 2014 indicated a continued growth pattern compared to 2013.

Other available positive evidence considered by BMC for reversal of the valuation allowance included:

•	Federal taxable income before adjusting for net operating loss carryforwards for the year ended December 31, 2013 of approximately $[***], resulting in taxable income of $[***] for 2013.

•	BMC utilized deferred tax assets of approximately $[***] related to intangible assets in its income tax computation for the year ended December 31, 2013. Additionally, BMC expected to utilize deferred tax assets of approximately $[***] related to intangible carryforwards during 2014.

•	No history of expiring tax attributes.

•	Long carryforward period federal net operating losses generated prior to 2011. Due to ownership changes, BMC expected the balance to be limited to $4.4 million per year through year 2034. The state net operating losses expire between 2015 and 2031.

Negative evidence included:

•	History of federal and state pre-tax losses over several years prior to 2012. BMC recorded pre-tax losses of $55.3 million, $35.4 million and $17.5 million in 2010, 2011 and 2012, respectively.

•	No taxable income in carryback periods.

After careful evaluation of all positive and negative evidence, BMC concluded that as of June 30, 2014, it was more likely than not that all of BMC’s federal deferred tax assets and BMC’s state deferred tax assets would be realized. Accordingly, the valuation allowance was reversed as of June 30, 2014.

[***] – Confidential material redacted

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0013

Securities and Exchange Commission

September 25, 2015

BMC updated its assessment of whether a valuation allowance was required as of December 31, 2014, and continued to conclude that a valuation allowance was not required at that date. The following factors supported BMC’s conclusion as of December 31, 2014:

•	BMC recorded sales and pre-tax income of $1,311.5 million and $28.5 million, respectively, for 2014, an increase of 8.4% and 2.2%, respectively, from 2013.

•	BMC estimated a federal taxable income for 2014.

•	BMC utilized deferred tax assets of $[***] related to intangible carryforwards during the calculation of taxable income for 2014.

•	Strong forecasts for year 2014. In 2014, total U.S. non-seasonally adjusted permit activity for new privately-owned housing units increased by 4.8% over 2013. During the same period, overall U.S. housing starts were up 8.8% and completions were up 15.5%. According to the U.S. Census Bureau, single-family housing starts increased 4.9% from 2013 to 647,400 units in 2014.

Exhibits

32.	Please file a list of BMC’s subsidiaries.

Response: In response to the Staff’s comment, a list of BMC’s subsidiaries has been filed as requested. (Exhibit 21.2)

[***] – Confidential material redacted

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0014

Securities and Exchange Commission

September 25, 2015

*        *        *

In connection with responding to the Staff’s comments, SBS hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SBS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	SBS may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at (804) 788-8787.

Sincerely,

/s/ Gary E. Thompson
Gary E. Thompson

cc:	Mr. Peter C. Alexander, Building Materials Holding Corporation

Sean D. Rodgers, Esq., Kirkland & Ellis LLP

C. Lowell Ball, Esq., Stock Building Supply Holdings, Inc.

Douglas S. Granger, Esq., Hunton & Williams LLP

Confidential Treatment Requested by Stock Building Supply Holdings, Inc.

SBS - 0015